UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                 Commission File Number: 1-13776
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                                                 CUSIP Number:         395379308
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                           NOTIFICATION OF LATE FILING

(Check One):  |_| Form 10-KSB  |_| Form 20-F  |_| Form 11-K  |X| Form 10-QSB
              |_| Form N-SAR   |_| Form N-CSR

      For Period Ended: March 31, 2006

        |_| Transition Report on Form 10-K
        |_| Transition Report on Form 20-F
        |_| Transition Report on Form 11-K
        |_| Transition Report on Form 10-Q
        |_| Transition Report on Form N-SAR
            For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART I -- REGISTRANT INFORMATION

GreenMan Technologies, Inc.
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Full name of Registrant

N/A
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Former name if applicable

7 Kimball Lane, Building A
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Address of Principal Executive Office (Street and Number)

Lynnfield, Massachusetts, 01940
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City, State and Zip Code

                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate). |X|

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K,Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement of other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant requires additional time to finalize the review and processing of its Form 10-Q for the fiscal quarter ended March 31, 2006 due to unforseen delays in gathering information for inclusion in the Report associated therewith. The Registrant further represents that the Form 10-QSB will be filed by no later than the 5th day following the date on which the Form 10-QSB was due.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Charles E. Coppa, CFO         781                  224-2411
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            (Name)              (Area  Code)         (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report. |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

      If so attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In September 2005, due to the magnitude of continued operating losses, our Board of Directors approved separate plans to divest the operations of our Georgia and Tennessee subsidiaries and dispose of their respective assets. Accordingly, we have classified their respective results of operations as discontinued operations for all periods presented.

Net sales for the three months ended March 31, 2006 decreased approximately $782,000 to $3,911,000 compared to last year's net sales of $4,693,000. The decrease was attributable to the completion of an Iowa scrap tire cleanup project during fiscal 2005.

We estimate the aggregate net loss from continuing operations for the quarter ended March 31, 2006 increased approximately $257,000 to $1,260,000 as compared to a net loss of $1,003,000 for the quarter ended March 31, 2005. The increase is primarily attributable to an increase of approximately $138,000 in interest and financing costs and an increase of approximately $144,000 in administrative costs primarily due to increased professional expenses.

The loss from discontinued operations decreased approximately $863,000 to $21,000 for the three months ended March 31, 2006 as compared to $884,000 for the quarter ended March 31, 2005. The decrease was attributable to the fact our Tennessee operation was sold in September 2005 and our Georgia operations were curtailed as of December 31, 2005.

As a result of the foregoing, we estimate our net loss deceased approximately $608,000 to $1,280,000 for the quarter ended March 31, 2006 as compared to $1,888,000 during the quarter ended March 31, 2005.

                           GreenMan Technologies, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2006                    By /s/ Charles E. Coppa
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                                         Name: Charles E. Coppa
                                         Title: Chief Financial Officer

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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Intentional misstatements or omissions of the fact constitute Federal Criminal
Violations (See 18 U.S.C.1001).
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